EXHIBIT 99.1

Evaxion Announces Business Update and Second Quarter 2024 Financial Results

COPENHAGEN, Denmark, Aug. 14, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) ("Evaxion"), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, provides business update and announces second quarter 2024 financial results.

Business Highlights Since Last Quarterly Update
Since the Q1 2024 financial results were released, we have continued to make progress on our three-pronged business model focusing on Targets, Pipeline, and Responders with a multi-partner approach. Key highlights include:

  Several partnership discussions ongoing as our multi-partner approach advances
  Positive and validating Phase 2 immune data on lead asset EVX-01 presented at ASCO, 67% Objective Response Rate from Phase 1 published in leading medical journal. On track for Phase 2 one-year clinical data readout at the ESMO Congress 2024 in September, as we continue the solid progress for this program
  Improved performance of key AI-Immunology™ building block showcased at computational biology conference
  Several important milestones are on track for reporting over the coming months

Christian Kanstrup, Chief Executive Officer at Evaxion, commented: “I am very pleased with our continued progress executing on our three-pronged business model. We remain on track to achieve several of our key 2024 milestones in the coming months as planned and communicated. I am excited that we are seeing solid interest from external parties in both our AI-Immunology™ platform and our pipeline candidates and we are very focused on advancing ongoing business development discussions. Further, the EVX-01 immune data presented at ASCO makes us eagerly await the upcoming one-year clinical readout, which will be presented at ESMO Congress 2024. On the technology side I am excited about the continued strengthening of our AI-Immunology™ platform. This is evidenced by the positive feedback from the World Intellectual Property Organization on our patent application for an AI-based novel cancer target identification method as well as the presentation of our updated EvaxMHC building block during July.”

Anticipated 2024 Milestones

	Milestones	Target
EVX-B1	Conclusion of final MTA study with potential partner	Q1 2024
AI-Immunology™	Launch of EDEN™ model version 5.0	Mid 2024 (ECCB, September)
EVX-B2-mRNA	EVX-B2-mRNA preclinical Proof-of-Concept obtained	Q3 2024 (18th Vaccine Congress, September)
EVX-01	Phase 2 one-year readout	Q3 2024 (ESMO Congress, September)
EVX-B3	Conclusion of target discovery and validation work in collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA)	H2 2024
Precision ERV cancer vaccines	Preclinical Proof-of-Concept obtained	H2 2024
Funding	Ambition for full year 2024 is to generate business development income or cash in equal to 2024 cash burn (excluding financing activities) of $14 million*

*No assurances can be made that we will generate such business development income

Second Quarter 2024 Financial Results

Cash position as of June 30, 2024, was $8.0 million, as compared to $5.6 million as of December 31, 2023. The company expects that its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements into February 2025.

Research and Development expenses were $2.8 million for the quarter ending June 30, 2024, as compared to $2.9 million for the quarter ending June 30, 2023. The decrease was primarily due to a decrease in headcount partly countered by increased external costs related to development activities in general.

General and Administrative expenses were $2.0 million for the quarter ending June 30, 2024, as compared to $2.7 million for the quarter ending June 30, 2023. The decrease was primarily due to a decrease in external costs related to overhead and professional fees but also a decrease in employee-related costs due to reduced headcount.

Net loss of $6.2 million for the quarter ending June 30, 2024, or $(0.12) per basic and diluted share, as compared to a net loss of $5.7 million, or $(0.21) per basic and diluted share for the quarter ending June 30, 2023. The increased loss in net income was driven by the remeasurement of $1.7 million of derivative liabilities in the period until the warrant terms were amended and the liabilities reversed and included in other reserves. The derivative liability which has been reversed related to warrants associated with the December 2023 PIPE and February 2024 public offering financing transactions.

Total equity amount to $1.3 million on June 30, 2024. Effects from derivative liabilities mentioned in the announcement for first quarter have been eliminated as warrant terms have been amended and the derivative liabilities reversed. Remeasurement of derivative liabilities for the 6 months period ending June 30, 2024, is accounted for as financial income and expenses with an income of $3.8 million for the period until the term was amended and the remaining balance was transferred to other reserves, where it together with the initial recognition of the liability amounted to a net cost of $1.1 million.

Evaxion Biotech A/S
Consolidated Statement of Financial Position Data (Unaudited)
(USD in thousands)

	June 30, 2024	Dec 31, 2023
Cash and cash equivalents	$7,993	$5,583
Total assets	15,231	12,889
Total liabilities	13,978	17,618
Share capital	8,244	5,899
Other reserves	105,983	99,946
Accumulated deficit	(112,974)	(107,860)
Total equity before derivative warrant liability	1,253	(2,015)
Effect from derivative liabilities from investor warrants	-	(2,714)
Total equity	1,253	(4,729)
Total liabilities and equity	$15,231	$12,889

Based on the company’s current cash position with an expected cash runway into February 2025, income from business development deals and/or further funding is required to mitigate the conclusion that there is significant doubt about the company’s ability to continue as a going concern. Please refer to the Form 20-F, filed March 27, 2024, for additional background on the company.

As shared earlier, the company received on May 7, 2024, a Nasdaq equity deficiency letter. This deficiency is partly a consequence of the IFRS accounting treatment of the company’s investor warrants which has been reversed as described above. A plan to regain compliance has been shared with and accepted by Nasdaq providing until November 04, 2024, to evidence compliance.

Evaxion Biotech A/S
Consolidated Statement of Comprehensive Loss Data (Unaudited)
(USD in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(USD in thousands, except per share amounts)
Revenue	$154	$—	$205	$—
Research and development	(2,752)	(2,936)	(5,588)	$(6,788)
General and administrative	(1,983)	(2,741)	(3,594)	(5,283)

Operating loss	(4,581)	(5,677)	(8,977)	(12,071)
Finance income	220	47	5,838	332
Finance expenses	(2,036)	(278)	(2,282)	(604)

Net loss before tax	$(6,198)	$(5,908)	$(5,421)	$(12,343)
Income tax benefit	199	225	417	419
Net loss for the period	$(6,198)	$(5,683)	$(5,004)	$(11,924)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(6,198)	$(5,683)	$(5,004)	$(11,924)
Loss per share – basic and diluted	$(0.12)	$(0.21)	$(0.10)	$(0.46)
Number of shares used for calculation (basic and diluted)	53,787,469	26,438,007	50,212,854	26,112,734

Contact Information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion's proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients' lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "target," "believe," "expect," "hope," "aim," "intend," "may," "might," "anticipate," "contemplate," "continue," "estimate," "plan," "potential," "predict," "project," "will," "can have," "likely," "should," "would," "could," and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.